EXHIBIT 99.1

Brookfield Renewable Completes Annual Filings

BROOKFIELD, News, Feb. 28, 2018 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (TSX:BEP.UN) (NYSE:BEP) (“Brookfield Renewable”) today announced that it has filed its 2017 annual report, including its audited financial statements for the year ended December 31, 2017, on Form 20-F with the SEC on EDGAR as well as with the Canadian securities regulatory authorities on SEDAR. These documents are also available at bep.brookfield.com and a hard copy will be provided to unitholders free of charge upon request.

Brookfield Renewable Partners
Brookfield Renewable Partners operates one of the world’s largest publicly traded, pure-play renewable power platforms. Our portfolio consists of hydroelectric, wind, solar and storage facilities in North America, South America, Europe and Asia, and totals more than 16,000 megawatts of installed capacity. Brookfield Renewable is listed on the New York and Toronto stock exchanges. Further information is available at bep.brookfield.com.

Brookfield Renewable is the flagship listed renewable power company of Brookfield Asset Management, a leading global alternative asset manager with US$285 billion of assets under management.

For more information, please contact:

Media: Claire Holland (416) 369-8236 claire.holland@brookfield.com Investors: Divya Biyani (416) 369-2616 divya.biyani@brookfieldrenewable.com